sanofi-aventis

Information relating to sanofi-aventis’ Combined General Meeting of May 31, 2007*

Sanofi-aventis’ Combined General Shareholder Meeting (ordinary and extraordinary) will take place on Thursday May 31, 2007* at 3 p.m, in Paris, France at Carrousel du Louvre, 99, rue de Rivoli (1st arrondissement).

Meeting announcements, including the agenda and resolution texts, were published in the March 23, 2007 issue of the Bulletin des Annonces Légales Obligatoires. This issue also provides details regarding attendance and voting rights at the General Meeting.

Documents and information specified in article R.225-83 of French Commercial Code can be viewed on the Company site at the following address: www.sanofi-aventis.com, under the heading “General Meeting”.

As of April 30, 2007, all the documentation regarding the General Meeting will be made available to shareholders in accordance with current regulations.

The Bank of New York will send a specific notice to holders of American Depositary Receipts regarding the voting of American Depositary Receipts at the General Meeting.

Sanofi-aventis will provide a hard copy of the Company’s complete audited financial statements free of charge to all holders of its American Depository Receipts who so request.

Contacts:

          Shareholder Relations
          telephone: + 33 (0)1 53 77 45 45
          174, avenue de France - 75013 Paris

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* As required by French law, the Meeting is being initially convened for Wednesday, May 16, 2007 at 2 p.m. Paris time, at the Company’s registered office. It is very probable that there will not be a quorum at this initial meeting and that, therefore, the meeting will not be able to deliberate validly on that date. Consequently, it is intended that the Meeting will be reconvened for Thursday May 31, 2007.

Senior Vice President, Corporate Communications: Michel Labie
Vice President, Media Relations: Jean-Marc Podvin : +33 1.53.77.42.23
Vice President, Product Communications: Salah Mahyaoui : +33 1.53.77.40.31
174 avenue de France - 75013 Paris - France - www.sanofi-aventis.com